# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 26, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Take Two Interactive Software, Inc.

### File No. 1-34003 - CF #34597

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Take Two Interactive Software, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2014 and a Form 10-K filed on May 19, 2016.

Based on representations by Take Two Interactive Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|--------------------------------|
| 10.1    | 10-Q    | August 6, 2014 | through December 31, 2017 |
| 10.48   | 10-K    | May 19, 2016   | through December 31, 2017 |
| 10.49   | 10-K    | May 19, 2016   | through December 31, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary